Microsoft Word 10.0.2627;UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of April 2003
                                          ------------

                          CREW DEVELOPMENT CORPORATION
                          ----------------------------
                              (Name of Registrant)

          #411-837 W. Hastings St, Vancouver, British Columbia V6C 3N6
          ------------------------------------------------------------
                    (Address of principal executive offices)


1.   News Release: Dated April 25, 2003



Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes [ ]  No [X]

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

            Crew Development Corporation.: SEC File No. 12b=#1-11816
            ---------------------------------------------------------
                                  (Registrant)


  Date: April 25, 2003:             /s/ Rupi Khanuja
                                    ----------------------------------------
                                    Rupi Khanuja, Corporate Controller

April 25, 2003

TRADING SYMBOL:                             TORONTO & OSLO: CRU
                                            FRANKFURT:  KNC, OTC-BB-other: CRWVF



                              N E W S R E L E A S E

          BULK SAMPLING AND PLANT TESTING OF THE NEGROS SULPHUR DEPOSIT


VANCOUVER, Canada, DATE April 25, 2003, Crew Development Corporation (TSE &OSE:CRU, Frankfurt: KNC, OTC-BB- other CRWVF): Crew Development Corporation is pleased to announce that preparations have commenced for bulk sampling and full-scale plant testing of sulfur from the Pamplona sulphur deposit at Negros Island in the Philippines.

The purpose of the test work is to examine the commercial and technical viability of the Pamplona deposit as a supply of sulphur to a major domestic industrial partner. Subject to the results of the plant testing, the parties will start planning for regular production. The potential production volume is considered to be in the range of 2-4 million tonnes of ore per year, allowing Pamplona to operate as a profitable stand-alone mining operation. Average grade is 30% S and cut off is 18% S combined as native sulfur and sulfide.

The Pamplona project, first developed in 1974, has an indicated resource of 40 million tonnes of ore that may be accessed by open pit mining, and a further 80 million tonnes of inferred resource. A stand-alone sulphur operation at Pamplona will not compromise the future at-cost supply of sulphur to the Mindoro nickel project. The partner will carry all costs in connection with the bulk sampling and plant testing.



                                "Jan A. Vestrum"
                                ----------------
                                President and CEO



This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew's future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

________________________________________________________________________________

For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no. Visit our website at http://www.crewdev.com.